Exhibit 99.1

Ninetowns Announces Senior Management Change

Wed Mar 7, 4:06 PM

BEIJING, March 7 /Xinhua-PRNewswire/ -- Ninetowns Internet Technology Group Company Limited (Nasdaq: NINE), who streamlines the import/export process in China through its scalable enterprise platform products, today announced a change in the Company's senior management.

Mr. Eric Ho, who joined Ninetowns as Chief Strategy Officer in 2004, is leaving the company effective on March 16, 2007 to spend more time with his family and to pursue other interests.

''Eric has played an important role in our success in the past, building both our Investor Relations practice and our strategic planning team,'' said Shuang Wang, Chief Executive Officer of Ninetowns, ''Eric has been a valued colleague and a close friend, and while I am sorry to see him leave, I understand his decision to seek a new challenge and I wish him the very best.''

''Ninetowns has been a great platform for my professional development and I am grateful for having been a part of the Ninetowns story from a private company to a publicly listed company. Ninetowns is a strong company with a proven business and great long-term prospects. I am confident that I will leave the business in good hands that will ensure the future success of our clients, partners and employees,'' said Eric Ho, Chief Strategy Officer of Ninetowns.

About Ninetowns Internet Technology Group Company Limited

Ninetowns (Nasdaq: NINE) streamlines the import/export process for enterprises in China. Through its scalable enterprise platform products, Ninetowns' clients have the ability to automate import/export processing over the Internet. This is a more cost-effective and efficient alternative to the traditional paper-based method. For more information, visit http://www.ninetowns.com/english .

Forward-Looking Statements:

Certain statements in this press release include forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements generally can be identified by the use of forward-looking terminology, such as "may,'' ''will,'' ''expect,'' ''intend,'' ''estimate,'' ''anticipate,'' ''believe,'' ''project'' or ''continue'' or the negative thereof or other similar words. All forward- looking statements involve risks and uncertainties, including, but not limited to, customer acceptance and market share gains, competition from companies that have greater financial resources; introduction of new products into the marketplace by competitors; successful product development; dependence on significant customers; the ability to recruit and retain quality employees as the Company grows; and economic and political conditions globally. Actual results may differ materially from those discussed in, or implied by, the forward-looking statements. The forward-looking statements speak only as of the date of this release and the Company assumes no duty to update them to reflect new, changing or unanticipated events or circumstances.

For more information, please contact:

Ms. Xiaoyan Su / Ms. Lisa Zheng
Investor Relations
Ninetowns Internet Technology Group Company Limited
Tel:	+86-10-6588-2256
Email: ir@ninetowns.com

SOURCE Ninetowns Internet Technology Group Company Limited

Contacts

Ms. Xiaoyan Su or Ms. Lisa Zheng

Investor Relations of Ninetowns

+86-10-6588-2256

or ir@ninetowns.com